SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision for Cash Dividend Payment

1. Dividend category		Quarterly dividend
2. Dividend type		Cash dividend
3. Dividend per share (KRW)	Common stock	600
	Different classes of stocks	-
- Differential dividends		No
4. Dividend yield (%)	Common stock	1.17
	Different classes of stocks	-
5. Total dividend payment (KRW)		142,033,277,400
6. Record date		October 28, 2026
7. Expected dividend payment date		November 12, 2026
8. Whether general shareholders’ meeting will be held		No
9. Expected date of the general shareholders’ meeting		-
10. Date of resolution by the BoD		October 13, 2026
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
11. Additional details relevant to investment consideration
–The total number of shares eligible for this dividend payment is 236,722,129 shares. –The Company’s Audit Committee is composed entirely of independent directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 13, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader